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Filed Pursuant to Rule 424(b)(3)
File No. 333-196681

CAREY WATERMARK INVESTORS 2 INCORPORATED

Prospectus Supplement No. 2 Dated April 2, 2015
To Prospectus Dated February 19, 2015

        This prospectus supplement (the "Prospectus Supplement") is part of, and should be read in conjunction with, the prospectus of Carey Watermark Investors 2 Incorporated, dated February 19, 2015 (as amended or supplemented, the "Prospectus"). Unless the context indicates otherwise, the information contained in this Prospectus Supplement supersedes the information contained in the Prospectus. Terms used but not defined in the Prospectus Supplement shall have the meanings given to them in the Prospectus. A copy of the Prospectus will be provided by Carey Watermark Investors 2 Incorporated upon request.

RECENT DEVELOPMENTS

Investment in Marriott Sawgrass Golf Resort & Spa

On April 1, 2015, we acquired a 50% joint venture interest in the Marriott Sawgrass Golf Resort & Spa. The Marriott Sawgrass is a 511 room full service resort located in Ponte Vedra Beach, Florida. We paid $70.5 million for our joint venture interest, including acquisition expenses and our pro rata share of joint venture debt. We are the managing member of the joint venture. We acquired our interest from Carey Watermark Investors Incorporated ("CWI 1"), which acquired 100% of the property in October 2014. The purchase price for our interest is 50% of CWI 1's total equity investment. We funded the equity portion of the purchase price in full with a $37.2 million loan from an affiliate of our advisor. The loan bears interest at LIBOR plus 1.1% and matures on March 31, 2016. We intend to repay the loan with proceeds from this offering. Additional information regarding the Marriott Sawgrass is set forth below.

  Acquisition Information

        ($ in thousands)

Hotels	State	Acquisition Date	Rooms	Type of Hotel	CWI 2 Ownership %	CWI 2 Investment(1)	Acquisition Fees Paid to Advisor	Initial Debt(2)	Interest Rate(3)	Maturity Date

Marriott Sawgrass Golf Resort & Spa	FL	April 1, 2015	511	Resort	50%	$70,520	$1,996	$66,700	4.0%	11/2019

(1)	Amount represents purchase price at time of acquisition, inclusive of acquisition expenses and our pro rata share of joint venture debt. Equity portion of purchase price funded in full with a $37.2 million loan from an affiliate of our advisor.
(2)	The mortgage loan is for up to $78.0 million, of which $66.7 million has been drawn.
(3)	This mortgage loan has a variable interest rate, subject to an interest rate cap. The interest rate presented represents the interest rate in effect at March 27, 2015.

Occupancy, ADR and RevPAR

        The following tables present occupancy, ADR and RevPAR of the Marriott Sawgrass Golf Resort & Spa, which was the only hotel in which we had an ownership interest as of the date of this prospectus supplement for 2010 through 2014, including periods prior to ownership.

Occupancy(1)
Hotel	2010	2011	2012	2013	2014

Marriott Sawgrass Golf Resort & Spa	68.0%	65.6%	65.2%	62.0%	68.2%
(1)
Occupancy is the percentage of rooms sold divided by rooms available.

ADR(1)
Hotel	2010	2011	2012	2013	2014

Marriott Sawgrass Golf Resort & Spa	$131.77	$135.19	$146.76	$153.47	$156.26
(1)
ADR is room revenue divided by rooms sold, displayed as the average rental rate for a single room.

RevPAR(1)
Hotel	2010	2011	2012	2013	2014

Marriott Sawgrass Golf Resort & Spa	$89.54	$88.70	$95.66	$95.10	$106.53
(1)
RevPAR is room revenue divided by available rooms.

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  Filed Pursuant to Rule 424(b)(3) File No. 333-196681
CAREY WATERMARK INVESTORS 2 INCORPORATED
RECENT DEVELOPMENTS